STERLING CHECK CORP.
1 State Street Plaza
24th Floor
New York, New York 10004
January 20, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sterling Check Corp.
Registration Statement on Form S-3
File No. 333-268996
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sterling Check Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time, on January 24, 2023, or as soon thereafter as practicable.
If you have any questions regarding this request, please contact Andrew B. Barkan of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8468.

Very truly yours,

STERLING CHECK CORP.

By:	/s/ Steven Barnett
	Name:	Steven Barnett
	Title:	Executive Vice President, Secretary and Chief Legal & Risk Officer